

November 16, 2023

Keith Jaffee
Chief Executive Officer
Banyan Acquisition Corp
400 Skokie Blvd, Suite 820
Northbrook, Illinois 60062

> **Re: Banyan Acquisition Corp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 1, 2023**
> **File No. 333-274442**

Dear Keith Jaffee:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 5, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4

Questions and Answers About the Business Combination
Q. How will the New Pinstripes Public Warrants differ from the New Pinstripes Private..., page 46

1. We note your response to prior comment 8, including the addition of a new Q&A regarding the differences between the New Pinstripes Public Warrants and the New Pinstripes Private Placement Warrants. Please revise this section to include discussion clarifying whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. We note your disclosure in your risk factor beginning with "Banyan may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you..."

Material Tax Considerations of the Merger to U.S. Holders of Pinstripes Common Stock, page 201

2.   We note your response to prior comment 20 and re-issue the comment. Please provide a tax opinion as to the qualification of the Business Combination under Section 368 and the tax consequences to shareholders. In this regard, we note the filing contains representations as to the aforementioned tax consequences. For example, on page 201, in the middle of the last paragraph, you disclose: "Therefore, the tax treatment of the Merger is inherently uncertain." We further note that this uncertainty as to the tax consequences appears to render such consequences material. Please refer to Staff Legal Bulletin No. 19 for guidance; we draw your attention in particular to section III.C.4, which offers guidance on how to provide opinions subject to uncertainty.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Pinstripes
Key Performance Metrics, page 268

3.   Please tell us your consideration of disclosing additional key performance metrics analyzed by management to explain operating results. Refer to Item 303(a) of Regulation S-K.

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services